March 17, 2026

Scott Steel
Managing Director
Morgan Stanley Bitcoin Trust
1585 Broadway
New York, New York 10036

        Re: Morgan Stanley Bitcoin Trust
            Amendment No. 1 to Registration Statement on Form S-1
            Filed March 4, 2026
            File No. 333-292586
Dear Scott Steel:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 11, 2026 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your revised disclosure identifies Morgan Stanley Investment Management Inc.
        as the "Delegated Sponsor." Please revise your disclosure to explain whether there is any difference in being a "Delegated Sponsor" as compared to a "Sponsor." Please also explain the reason for having both a Delaware Trustee and a Cayman Trustee, including a discussion of any operational, legal or tax implications of utilizing a Cayman Trustee.
Conflicts of Interest, page 96

2. We note your response to prior comment 16 and related revised disclosure. We are unable to locate a copy of the Code of Ethics on the Delegated Sponsor's website referenced in the Prospectus. Please revise to provide the correct link, or include a summary of the Code of Ethics.
 March 17, 2026
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Anna Tomczyk